Exhibit 99.1

Legend Biotech Showcases Updated and New Data from Comprehensive BCMA CAR-T, Cilta-Cel, Program and First Preclinical Results for Tri-specific CAR-T at 2021 ASH

  Updated data from the pivotal CARTITUDE-1 study of cilta-cel in heavily pretreated adults with multiple myeloma will be featured in an oral presentation
  First look at data from Cohort B of the CARTITUDE-2 study of cilta-cel in earlier lines of treatment, as well as updated data from Cohort A
  First preclinical data for tri-specific VHH CAR-T (LCAR-AIO), showing potential to treat B-cell malignancies in in vivo and in vitro models, will be presented

SOMERSET, N.J.--(BUSINESS WIRE)--November 4, 2021--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global, clinical-stage biotechnology company developing and manufacturing novel therapies, today announced that 12 company-sponsored studies were accepted for presentation at the 63rd American Society of Hematology (ASH) Annual Meeting and Exposition. These include two oral presentations and 10 poster presentations.

Presentation highlights include updates from the CARTITUDE clinical development program for the investigational B-cell maturation antigen (BCMA) directed chimeric antigen receptor T cell (CAR-T) therapy, ciltacabtagene autoleucel (cilta-cel), for the treatment of patients with relapsed or refractory multiple myeloma (RRMM). Presentations will detail longer-term follow-up data and new sub-group analysis results from the Phase 1b/2 CARTITUDE-1 study as well as adjusted indirect comparison of CARTITUDE-1 patient outcomes relative to standard-of-care therapies in real-world clinical practice from the LocoMMotion study. First data release from Cohort B and longer-term follow-up data from Cohort A of the CARTITUDE-2 study in earlier lines of treatments will be presented.

Additionally, Legend will share the first preclinical in vivo data on its novel tri-specific single-domain antibody (VHH) CAR-T (LCAR-AIO). LCAR-AIO targets three antigens—CD19, CD20 and CD22—with the potential for development as a treatment for patients with relapsed B cell lymphoma and prior CD19 CAR-T therapies.

“The new and updated data from the CARTITUDE-1 and CARTITUDE-2 studies show that cilta-cel continues to provide early, deep and durable responses, even in high-risk patients,” said Ying Huang, PhD, CEO and CFO of Legend Biotech. “What’s also encouraging is the new preclinical data from our novel tri-specific VHH CAR-T, which was designed and developed by Legend. This trispecific CAR-T exemplifies our team’s ability to discover novel mechanisms of action by screening and optimizing antibodies in house.”

A select list of abstracts from the meeting can be found below.

ASH Presentations (December 11-14, 2021)

Abstract No.	Title	INFO
Abstract #549 Oral

Updated Results From CARTITUDE-1: Phase 1b/2 Study of Ciltacabtagene Autoleucel, a B-cell Maturation Antigen–Directed Chimeric Antigen Receptor T Cell Therapy, in Patients with Relapsed/Refractory Multiple Myeloma

Session Title: 704. Cellular Immunotherapies: Cellular Therapies for Myeloma

Date/Time: Sunday, December 12, 2021 4:30 PM – 6:00 PM EST

Presentation time: 5:00 PM EST

Room: Georgia World Congress Center, Hall C2-C3

Abstract #550 Oral

Ciltacabtagene Autoleucel for Triple-Class Exposed Multiple Myeloma: Adjusted Comparisons of CARTITUDE-1 Patient Outcomes Versus Therapies from Real-World Clinical Practice from the LocoMMotion Prospective Study

Session Title: 704. Cellular Immunotherapies: Cellular Therapies for Myeloma

Date/Time: Sunday, December 12, 2021 4:30 PM - 6:00 PM EST

Presentation time: 5:15 PM EST

Location: Georgia World Congress Center, Hall C2-C3

Abstract#3938 Poster	Efficacy and Safety of Ciltacabtagene Autoleucel in Patients with Relapsed/Refractory Multiple Myeloma: CARTITUDE-1 Subgroup Analysis	Session Title: 731. Autologous Transplantation: Clinical and Epidemiological: Poster III Date/Time: Monday, December 13, 2021 6:00 PM - 8:00 PM EST Location: Georgia World Congress Center, Hall B5
Abstract #2812 Poster	Anakinra Targeting Cytokine Release Syndrome Associated with Chimeric Antigen Receptor T-cell Therapies	Session Title: 704. Cellular Immunotherapies: Clinical: Poster II Date/Time: Sunday, December 12, 2021 6:00 PM - 8:00 PM EST Location: Georgia World Congress Center, Hall B5
Abstract #3866 Poster

Efficacy and Safety of Ciltacabtagene Autoleucel (Cilta-cel), a B-cell Maturation Antigen–Directed Chimeric Antigen Receptor T-cell Therapy, in Lenalidomide-Refractory Patients with Progressive Multiple Myeloma After 1–3 Prior Lines of Therapy: Updated

Results From CARTITUDE-2

Session Title: 704. Cellular Immunotherapies: Clinical: Poster III Date/Time: Monday, December 13, 2021 6:00 PM - 8:00 PM EST Location: Georgia World Congress Center, Hall B5
Abstract #2910 Poster

CARTITUDE-2: Efficacy and Safety of Ciltacabtagene Autoleucel (Cilta-cel), a B-cell Maturation Antigen (BCMA)-Directed Chimeric Antigen Receptor T Cell (CAR T) Therapy, in Patients with Multiple Myeloma and Early Relapse After Initial Therapy

Session Title: 731. Autologous Transplantation: Clinical and Epidemiological: Poster II Date/Time: Sunday, December 12, 2021 6:00 PM - 8:00 PM EST Location: Georgia World Congress Center, Hall B5
Abstract #1835 Poster

Bortezomib, Lenalidomide, and Dexamethasone (VRd) Followed by Ciltacabtagene Autoleucel vs VRd Followed by Lenalidomide and Dexamethasone (Rd) Maintenance in Patients with Newly Diagnosed Multiple Myeloma Not Intended for Transplant: A Randomized, Phase 3 Study (CARTITUDE-5)

Session Title: 731. Autologous Transplantation: Clinical and Epidemiological: Poster I Date/Time: Saturday, December 11, 2021 5:30 PM - 7:30 PM EST Location: Georgia World Congress Center, Hall B5
Abstract #3057 Poster	LocoMMotion: A Prospective, Non-interventional, Multinational Study of Real-life Current Standards of Care in Patients with Relapsed/Refractory Multiple Myeloma Who Received ≥3 Prior Lines of Therapy	Session Title: 905. Outcomes Research—Lymphoid Malignancies: Poster II Date/Time: Sunday, December 12, 2021 6:00 PM - 8:00 PM EST Location: Georgia World Congress Center, Hall B5
Abstract #1676 Poster	Meta-analysis of Ciltacabtagene Autoleucel versus Physician’s Choice in the Treatment of Patients with Relapsed or Refractory Multiple Myeloma

Session Title: 653. Myeloma and Plasma Cell Dyscrasias: Clinical-Prospective Therapeutic Trials: Poster I

Date/Time: Saturday, December 11, 2021 5:30 PM - 7:30 PM

Location: Georgia World Congress Center, Hall B5

Abstract #4075 Poster	Real-World Outcomes for Standard-Of-Care Treatments in Patients with Relapsed/Refractory Multiple Myeloma	Session Title: 905. Outcomes Research—Lymphoid Malignancies: Poster III Date/Time: Monday, December 13, 2021 6:00 PM - 8:00 PM EST Location: Georgia World Congress Center, Hall B5
Abstract #1932 Poster	Considerations for optimal administration of Chimeric Antigen Receptor (CAR) T-Cell therapy programs: a multi-stakeholder qualitative analysis	Session Title: 902. Health Services Research—Lymphoid Malignancies: Poster I Date/Time: Saturday, December 11, 2021 5:30 PM - 7:30 PM Location: Georgia World Congress Center, Hall B5
Abstract #1700 Poster	Tri-specific CD19xCD20xCD22 VHH CAR-T cells (LCAR-AIO) eradicate antigen-heterogeneous B cell tumors, enhance expansion, and prolong persistence in preclinical in vivo models	Session Title: 703. Cellular Immunotherapies: Basic and Translational: Poster I Date: Saturday, December 11, 2021 5:30-7:30 PM Location: Georgia World Congress Center, Hall B5

About CARTITUDE-1

CARTITUDE-1 (NCT03548207) is a Phase 1b/2, open-label, multicenter study evaluating the safety and efficacy of cilta-cel in adults with relapsed or refractory with multiple myeloma, who previously received a proteasome inhibitor (PI), an immunomodulatory agent (IMiD) and an anti-CD38 antibody, and who had disease progression on or after the last regimen.1 The primary objective of the Phase 1b portion of the study was to characterize the safety and confirm the recommended Phase 2 dose of cilta-cel, informed by the first-in-human study with LCAR-B38M CAR-T cells (LEGEND-2). The Phase 2 portion further evaluated the efficacy of cilta-cel with overall response rate as the primary endpoint. Of the 97 patients enrolled in the trial, 99 percent were refractory to the last line of treatment and 88 percent were triple-class refractory, meaning their cancer did not respond, or no longer responds, to an IMiD, a PI and an anti-CD38 antibody.

About CARTITUDE-2

CARTITUDE-2 (NCT04133636) is an ongoing Phase 2 multicohort study evaluating the safety and efficacy of cilta-cel in various clinical settings. Cohort A included patients who had progressive multiple myeloma after 1–3 prior lines of therapy, including PI and IMiD, were lenalidomide refractory, and had no prior exposure to BCMA-targeting agents. Cohort B included patients with early relapse after initial therapy that included a PI and IMiD. The primary objective was percentage of patients with negative minimal residual disease (MRD).2

About CARTITUDE-5

CARTITUDE-5 (NCT04923893) is a Phase 3 open-label study of bortezomib, lenalidomide, and dexamethasone (VRd) followed by cilta-cel vs. VRd followed by Rd maintenance, in patients with newly diagnosed MM for whom autologous stem cell transplant (ASCT) is not planned as initial therapy.

About LocoMMotion

LocoMMotion (NCT04035226) is a prospective non-interventional study evaluating the safety and efficacy of real-life standard-of-care treatments under routine clinical practice over a 24-month period in patients with RRMM. This study aims to understand the effectiveness of current standards of care in heavily pretreated patients with RRMM (reflecting real-world practice in the patient population progressing after PIs, IMiDs and anti-CD38 antibodies).

About Multiple Myeloma
Multiple myeloma is an incurable blood cancer that starts in the bone marrow and is characterized by an excessive proliferation of plasma cells.3 Although treatment may result in remission, unfortunately, patients will most likely relapse.4 Relapsed myeloma is when the disease has returned after a period of initial, partial or complete remission and does not meet the definition of being refractory.5 Refractory multiple myeloma is when a patient’s disease is non-responsive or progresses within 60 days of their last therapy.6,7 While some patients with multiple myeloma have no symptoms at all, most patients are diagnosed due to symptoms that can include bone problems, low blood counts, calcium elevation, kidney problems or infections. 8 Patients who relapse after treatment with standard therapies, including protease inhibitors and immunomodulatory agents, have poor prognoses and few treatment options available.9

About Cilta-cel
Cilta-cel is an investigational chimeric antigen receptor T cell (CAR-T) therapy, formerly identified as JNJ-4528 in the U.S. and Europe and LCAR-B38M CAR-T cells in China, that is being studied in a comprehensive clinical development program for the treatment of patients with relapsed or refractory multiple myeloma and in earlier lines of treatment. The design consists of a structurally differentiated CAR-T with two BCMA-targeting single domain antibodies. In December 2017, Legend Biotech, Inc. entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. (Janssen) to develop and commercialize cilta-cel. In addition to a Breakthrough Therapy Designation (BTD) granted in the U.S. in December 2019, cilta-cel received a Priority Medicines (PRiME) designation from the European Commission in April 2019, and a BTD in China in August 2020. In addition, Orphan Drug Designation was granted for cilta-cel by the U.S. FDA in February 2019, and by the European Commission in February 2020. A Biologics License Application seeking approval of cilta-cel was submitted to the U.S. FDA and a Marketing Authorization Application was submitted to the European Medicines Agency.

About Legend Biotech
Legend Biotech is a global, clinical-stage biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell, T-cell receptor (TCR-T), and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

We are currently engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. Applications seeking approval of cilta-cel for the treatment of patients with RRMM are currently under regulatory review by several health authorities around the world, including the U.S. Food and Drug Administration and the European Medicines Agency.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements
Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives, the anticipated timing of, and ability to progress, clinical trials, he clinical data relating to CARTITUDE-1 and CARTITUDE-2 studies and preclinical data realting to LCAR-AIO, and the potential benefits of our product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial or preclinical study results, including as a result of additional analysis of existing data or unexpected new data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

References

1. CARTITUDE-1 (NCT03548207). Available: https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(21)00933-8/fulltext. Accessed October 2021

2. CARTITUDE-2 (NCT04133636). Available:

https://clinicaltrials.gov/ct2/show/NCT04133636. Accessed April 2021.

3. American Society of Clinical Oncology. Multiple myeloma: introduction. Available at: https://www.cancer.net/cancer-types/multiple-myeloma/introduction. Accessed November 2020.

4. Abdi J, Chen G, Chang H, et al. Drug resistance in multiple myeloma: latest findings and new concepts on molecular mechanisms. Oncotarget. 2013;4:2186–2207.

5. National Cancer Institute. NCI dictionary of cancer terms: relapsed. Available at: https://www.cancer.gov/publications/dictionaries/cancer-terms?CdrID=45866. Accessed November 2020.

6. National Cancer Institute. NCI dictionary of cancer terms: refractory. Available at: https://www.cancer.gov/publications/dictionaries/cancer-terms?CdrID=350245. Accessed November 2020.

7. Richardson P, Mitsiades C, Schlossman R, et al. The treatment of relapsed and refractory multiple myeloma. Hematology Am Soc Hematol Educ Program. 2007:317-23.

8. American Cancer Society. Multiple myeloma: early detection, diagnosis and staging. Available at: https://www.cancer.org/content/dam/CRC/PDF/Public/8740.00.pdf. Accessed November 2020.

9. Kumar SK, Lee JH, Lahuerta JJ, et al. Risk of progression and survival in multiple myeloma relapsing after therapy with IMiDs and bortezomib: a multicenter international myeloma working group study. Leukemia. 2012;26:149-57.

Contacts

Investor:
Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech jessie.yeung@legendbiotech.com or investor@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com

Press:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025